EXHIBIT 2


                 INTERESTS OF CERTAIN PERSONS IN THE MERGER

      The executive officers of ASARCO and Cyprus Amax and the members of the ASARCO and Cyprus Amax boards of directors have interests in the business combination that are different from, or in addition to, the interests of stockholders generally. Several executive officers of ASARCO and Cyprus Amax, including some officers who are also directors, have employment or severance agreements and are or may become entitled to specific benefits under employee benefit plans as a result of the business combination. Each of the employee-directors of ASARCO and Cyprus Amax may be entitled to receive compensation if the business combination is completed. The ASARCO and Cyprus Amax boards of directors were aware of and discussed these potentially conflicting interests when they approved the business combination.

 ASARCO EMPLOYMENT AGREEMENTS

      ASARCO has entered into change of control employment agreements with nine of its executive officers, including Messrs. McAllister, Morano, Dowd, Kinsolving and Paul, which provide for severance payments following termination of their employment with ASARCO. The employment agreements are for a term of one year, renewable automatically on a year-to-year basis unless terminated by ASARCO at least nine months prior to the anniversary date. The employment agreements continue in effect for not less than three years following occurrence of a change of control of ASARCO. The ASARCO merger will constitute a change of control for purposes of the ASARCO employment agreements.

      If, as a result of a change in control, the executive's employment is involuntarily terminated within three years of the change of control, the executive is entitled to receive from ASARCO as severance pay a lump-sum payment equal to the total of three times such executive's:

      o     annual base salary,
      o average incentive compensation payments received for the highest of either the three-year or five-year period immediately preceding the date of termination or the change of control, and
      o the annual cost to ASARCO of certain benefits such executive is entitled to receive immediately preceding the date of termination.

      Involuntary termination following a change of control includes instances where:

      o the executive's responsibilities or status are materially diminished without his consent,
      o the executive's annual base salary is reduced or not increased by a minimum percentage following a change of control, or the executive is not paid an annual bonus in accordance with bonus policies in effect prior to the change of control,
      o ASARCO (or a successor) fails to continue any incentive, bonus, compensation, pension or other employee benefit plan prior to or following the change of control,
      o ASARCO's principal executive offices are relocated outside the Borough of Manhattan,
      o     the executive's vacation days are reduced,
      o ASARCO (or a successor) fails to pay the executive's compensation or deferred compensation, or
      o the successor corporation does not assume and agree to perform the employment agreement.

      The executive would also be entitled to continuation of health and other insurance benefits for a period of three years following termination. Upon such a termination after a change of control, each executive is also entitled to payment from ASARCO of the value of the executive's stock options. The amount of the severance payment from ASARCO will also include any amount necessary to make whole the executive with respect to any excise taxes imposed by section 4999 of the Internal Revenue Code in respect of the payments described above.

      The amounts Messrs. McAllister, Morano, Dowd, Kinsolving and Paul would receive (exclusive of amounts payable under ASARCO's non-qualified supplemental retirement benefit plans which are separately


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 described below) if their employment were involuntarily terminated immediately following approval of the ASARCO merger proposal by ASARCO stockholders including the estimated payment for excise taxes imposed by section 4999 of the Internal Revenue Code are $4.99 million; $2.54 million; $1.32 million; $2.08 million; and $1.28 million, respectively. The aggregate amount the four other executive officers with change of control employment agreements would receive if their employment were involuntarily terminated immediately following approval of the ASARCO merger proposal by ASARCO stockholders is $4.95 million. As provided for in the merger agreement, Mr. McAllister will serve as President and Co-Chief Executive Officer of
 Asarco Cyprus and Mr. Morano will serve as Executive Vice President and
 Chief Financial Officer of Asarco Cyprus following the mergers.

 ASARCO STOCK BASED PLANS

      When ASARCO stockholders approve the ASARCO merger proposal, all outstanding options awarded prior to the announcement of the proposed ASARCO merger will become fully vested and exercisable. Any option that is not exercised before the date the ASARCO merger becomes effective will be converted into an immediately exercisable option to purchase the number of shares of Asarco Cyprus common stock equal to the number of shares of ASARCO common stock which could have been obtained upon the exercise of the option immediately prior to the time the ASARCO merger becomes effective.

      The estimated number of ASARCO shares underlying unvested options that will become exercisable by Messrs. McAllister, Morano and Dowd as a result of the approval of the ASARCO merger proposal by ASARCO stockholders is 22,000; 3,000; and 11,000, respectively. Messrs. Kinsolving and Paul do not hold any unvested options. The estimated aggregate number of ASARCO shares underlying unvested options that will become exercisable by all other executive officers as a result of the approval of the ASARCO merger proposal by ASARCO stockholders is 7,800.

      In addition, upon stockholder approval of the ASARCO merger proposal, all outstanding awards of restricted stock will become fully vested. The number of ASARCO shares awarded as restricted stock to Messrs. McAllister, Morano, Dowd, Kinsolving and Paul that will vest as a result of stockholder approval of the ASARCO merger proposal is 31,820; 17,520; 6,440; 8,340; and 5,460, respectively, and 19,270 for all other executive officers.

 OTHER ASARCO PLANS

      ASARCO SUPPLEMENTAL RETIREMENT BENEFIT PLAN

      The supplemental retirement benefit plan is a non-qualified supplemental retirement benefit plan under which any benefits not payable under ASARCO's tax qualified pension plans because of limitations imposed by the Internal Revenue Code, or due to the deferrals of salaries made under ASARCO's deferred income benefit system and the compensation deferral plan are paid from ASARCO's general corporate funds. The supplemental retirement benefit plan provides that the participants, including the executives named above, will receive a lump sum payment of their accrued benefits under the plan, discounted for present value, when a change of control occurs. The business combination will constitute a change of control for the purposes of the supplemental retirement benefit plan. Unless participants waive their rights to immediate payment under the plan, they will receive their benefits in a lump sum payment immediately following stockholder approval of the ASARCO merger.

      ASARCO SUPPLEMENTAL PENSION PLAN FOR DESIGNATED OFFICERS HIRED
      IN MID-CAREER

      The supplemental pension plan for designated officers hired in mid-career provides supplemental retirement benefits for officers holding the rank of vice president or higher who are determined by the compensation committee of ASARCO to have

      o prior business or professional experience valuable to ASARCO and relevant to the positions for which they were employed by ASARCO, and

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      o     who at retirement or termination of employment with the consent of ASARCO will have been an employee of ASARCO as a vice president or higher for 10 years or more.

      The supplemental pension plan for designated officers hired in mid-career provides for annual benefits equal to 55% of the executive's final average compensation which is the average of the sixty highest monthly amounts of the executive's compensation in the 120 months preceding his retirement or termination. This amount will be reduced by any benefits payable by ASARCO or any other employer under any other pension plan not attributable to the employee's contributions, and by all Social Security benefits payable at the time of retirement or early termination.

      The supplemental pension plan for designated officers hired in mid-career provides that the executives will receive a lump sum payment of their accrued benefits under the plan, discounted for present value and early commencement of benefits, when a change of control occurs. The business combination will constitute a change of control for purposes of the supplemental pension plan. Unless participating executives waive their right to immediate payment under the plan, they will receive their benefits in a lump sum payment immediately following stockholder approval of the ASARCO merger.

      DEFERRED COMPENSATION PLANS

      The Deferred Fee Plan for Directors permits non-employee directors, and the Compensation Deferral Plan permits eligible employees of ASARCO, to defer payment of portions of their compensation until retirement or termination from ASARCO. ASARCO also maintains a Directors' Deferred Payment Plan for non-employee directors which provides for deferred benefits payable following termination of service. Each of the plans provide that plan participants will receive a lump sum payment of the value of their account upon a change of control of ASARCO. The approval of the ASARCO merger proposal by stockholders of ASARCO will constitute such a change of control. Unless participants waive their rights to immediate payment under the plans, they will receive their account balances under the plans in a lump sum payment immediately following stockholder approval of the ASARCO merger.

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